UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 1st, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Spuds Oru-1 Well

Wellington, New Zealand – November 1, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Austral Pacific Energy Ltd announces that the Oru-1 exploration well has commenced drilling in PEP 38716 (Austral 52.9%, operator) in the onshore Taranaki Basin, New Zealand. Oru-1 will take approximately two weeks to drill to a depth of 1700m ( 5,600 feet) to test a structure located above the eastern flank of the deeper Waihapa oil field. The Wingrove-1 well (1993), on the northern flank of the Oru structure, produced oil on test from thin sandstones near 1200m ( 4,000 feet) depth, but at sub-economic rates, and encountered good reservoir sandstones near 1500m (5,000 feet). These lower sandstones are similar to those producing oil at the nearby Cheal field, and are the main target of the Oru-1 well.

Cardiff-2A Operations

A second coil tubing operation is now in progress on the Cardiff-2A well, following further buildup of material inside the well to 150m ( 500 feet) above the top of the K3E pay interval at 4,800m ( 16,000 feet), which is inhibiting that zone from flowing. The well is presently producing gas and condensate from a higher pay zone, which will assist in lifting the blockage material to surface.

Other Drilling Operations

Preparation of the Pukengahu site is underway adjacent to the Oru structure. In the event of success at Oru-1, the Pukengahu well will be drilled during December. Construction of the Heaphy-1 well-site is also about to commence. In Papua New Guinea, construction of the Douglas-1 wellsite is well advanced. Shipping movements to bring the rig from USA to PNG are scheduled for end of year.

CONTACT: Investor Relations:
Tel: +1 561 837 8057 ext 2
Website: http://www.austral-pacific.com
Email: ir@austral-pacific.com

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TSX Venture Exchange has neither approved nor disapproved the contents hereof. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.